CUSIP No. 949759104                                           Page 1 of 27 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 3)


                    Under the Securities Exchange Act of 1934



                              WELLS FINANCIAL CORP.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                    949759104
                                 (CUSIP Number)

                              Mr. Phillip Goldberg
                                 Foley & Lardner
                                  One IBM Plaza
                                   Suite 3300
                             330 North Wabash Avenue
                             Chicago, IL 60611-3608
                                 (312) 755-2579

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 14, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 949759104                                           Page 2 of 27 Pages


================================================================================
   1      NAME OF REPORTING PERSON

          Financial Edge Fund, L.P.

--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|X|
                                                                      (b)[ ]
--------------------------------------------------------------------------------
  3       OTS USE ONLY

--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS

          WC, OO
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
      NUMBER OF
                        7    SOLE VOTING POWER
       SHARES                0
                    ------------------------------------------------------------
     BENEFICIALLY       8    SHARED VOTING POWER
                             66,720
       OWNED BY
                    ------------------------------------------------------------
         EACH           9    SOLE DISPOSITIVE POWER
                             0
      REPORTING
                    ------------------------------------------------------------
        PERSON         10    SHARED DISPOSITIVE POWER
                             66,720
         WITH
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          66,720
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                                 |X|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
================================================================================

CUSIP No. 949759104                                           Page 3 of 27 Pages


================================================================================
   1      NAME OF REPORTING PERSON

          Financial Edge-Strategic Fund, L.P.

--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|X|
                                                                      (b)[ ]
--------------------------------------------------------------------------------
  3       OTS USE ONLY

--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS

          WC, OO
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
      NUMBER OF
                        7    SOLE VOTING POWER
       SHARES                0
                    ------------------------------------------------------------
     BENEFICIALLY       8    SHARED VOTING POWER
                             8,000
       OWNED BY
                    ------------------------------------------------------------
         EACH           9    SOLE DISPOSITIVE POWER
                             0
      REPORTING
                    ------------------------------------------------------------
        PERSON         10    SHARED DISPOSITIVE POWER
                             8,000
         WITH
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,000
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                                 |X|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          0.6%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
================================================================================

CUSIP No. 949759104                                           Page 4 of 27 Pages


================================================================================
   1      NAME OF REPORTING PERSON

          PL Capital, LLC

--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|X|
                                                                      (b)[ ]
--------------------------------------------------------------------------------
  3       OTS USE ONLY

--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS


--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
      NUMBER OF
                        7    SOLE VOTING POWER
       SHARES                0
                    ------------------------------------------------------------
     BENEFICIALLY       8    SHARED VOTING POWER
                             103,810
       OWNED BY
                    ------------------------------------------------------------
         EACH           9    SOLE DISPOSITIVE POWER
                             0
      REPORTING
                    ------------------------------------------------------------
        PERSON         10    SHARED DISPOSITIVE POWER
                             103,810
         WITH
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          103,810
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                                 |X|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          8.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
================================================================================

CUSIP No. 949759104                                           Page 5 of 27 Pages


================================================================================
   1      NAME OF REPORTING PERSON

          John Wm. Palmer

--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|X|
                                                                      (b)[ ]
--------------------------------------------------------------------------------
  3       OTS USE ONLY

--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS


--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------------------------------------------------------------------------------
      NUMBER OF
                        7    SOLE VOTING POWER
       SHARES                0
                    ------------------------------------------------------------
     BENEFICIALLY       8    SHARED VOTING POWER
                             103,810
       OWNED BY
                    ------------------------------------------------------------
         EACH           9    SOLE DISPOSITIVE POWER
                             0
      REPORTING
                    ------------------------------------------------------------
        PERSON         10    SHARED DISPOSITIVE POWER
                             103,810
         WITH
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          103,810
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                                 |X|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          8.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
================================================================================

CUSIP No. 949759104                                           Page 6 of 27 Pages


================================================================================
   1      NAME OF REPORTING PERSON

          Richard J. Lashley

--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|X|
                                                                      (b)[ ]
--------------------------------------------------------------------------------
  3       OTS USE ONLY

--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS


--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------------------------------------------------------------------------------
      NUMBER OF
                        7    SOLE VOTING POWER
       SHARES                0
                    ------------------------------------------------------------
     BENEFICIALLY       8    SHARED VOTING POWER
                             103,810
       OWNED BY
                    ------------------------------------------------------------
         EACH           9    SOLE DISPOSITIVE POWER
                             0
      REPORTING
                    ------------------------------------------------------------
        PERSON         10    SHARED DISPOSITIVE POWER
                             103,810
         WITH
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          103,810
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                                 |X|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          8.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
================================================================================

CUSIP No. 949759104                                           Page 7 of 27 Pages


================================================================================
   1      NAME OF REPORTING PERSON

          Gary D. Pihlstrom

--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|X|
                                                                      (b)[ ]
--------------------------------------------------------------------------------
  3       OTS USE ONLY

--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS

          PF
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------------------------------------------------------------------------------
      NUMBER OF
                        7    SOLE VOTING POWER
       SHARES                100
                    ------------------------------------------------------------
     BENEFICIALLY       8    SHARED VOTING POWER
                             0
       OWNED BY
                    ------------------------------------------------------------
         EACH           9    SOLE DISPOSITIVE POWER
                             100
      REPORTING
                    ------------------------------------------------------------
        PERSON         10    SHARED DISPOSITIVE POWER
                             0
         WITH
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          100
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                                 |X|

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          0.1%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
================================================================================

CUSIP No. 949759104                                           Page 8 of 27 Pages


================================================================================
   1      NAME OF REPORTING PERSON

          Kurt R. Weise

--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)|X|
                                                                      (b)[ ]
--------------------------------------------------------------------------------
  3       OTS USE ONLY

--------------------------------------------------------------------------------
  4       SOURCE OF FUNDS

          PF
--------------------------------------------------------------------------------
  5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

--------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
--------------------------------------------------------------------------------
      NUMBER OF
                        7    SOLE VOTING POWER
       SHARES                1,310
                    ------------------------------------------------------------
     BENEFICIALLY       8    SHARED VOTING POWER
                             0
       OWNED BY
                    ------------------------------------------------------------
         EACH           9    SOLE DISPOSITIVE POWER
                             1,310
      REPORTING
                    ------------------------------------------------------------
        PERSON         10    SHARED DISPOSITIVE POWER
                             0
         WITH
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,310
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                                 ||

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          0.1%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
================================================================================

CUSIP No. 949759104                                           Page 9 of 27 Pages


Item 1. Security and Issuer

          This Schedule 13D is being filed jointly by: Financial Edge Fund, L.P., a Delaware limited partnership ("Financial Edge Fund"); Financial Edge-Strategic Fund, LP, a Delaware limited partnership ("Financial Edge Strategic"); PL Capital, LLC, a Delaware limited liability company and General Partner of Financial Edge Fund and Financial Edge Strategic ("PL Capital"); John Wm. Palmer; Richard J. Lashley; Gary D. Pihlstrom; and Kurt R. Weise. All of the filers of this Schedule 13D are collectively the "Group," except that as of the date of this Schedule 13D, Mr. Weise is no longer a member of the Group. This filing amends that certain 13D earlier filed by the Group, as previously amended (the "Original 13D").

          This Schedule 13D relates to the common stock ("Common Stock") of Wells Financial Corp. (the "Company" or "Wells Financial"). The address of the principal executive offices of the Company is 53 First Street SW, Wells, Minnesota 56097. The joint filing agreement of the members of the Group is attached as Exhibit 1.

Item 2. Identity and Background

          (a)-(c) This statement is filed by Mr. John Palmer and Mr. Richard J. Lashley, with respect to the shares of Common Stock beneficially owned by Mr. Palmer and Mr. Lashley, which include shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, and PL Capital, in Mr. Palmer's and Mr. Lashley's capacities as Managing Members of PL Capital, the General Partner of Financial Edge Fund and Financial Edge Strategic. This statement is filed by Financial Edge Fund, Financial Edge Strategic and PL Capital, each of which is a Delaware corporation, with respect to the shares of Common Stock held by each of them. The business address of Financial Edge Fund, Financial Edge Strategic, PL Capital, Mr. Palmer and Mr. Lashley is 2015 Spring Road, Suite 290, Oak Brook, Illinois 60523. The principal employment of Mr. Palmer and Mr. Lashley is providing investment banking and investment management services in the banking and financial services sector. Financial Edge Fund, Financial Edge Strategic and PL Capital are engaged in the same business, through Mr. Lashley and Mr. Palmer.

          This statement is filed by Mr. Kurt R. Weise, an individual, with respect to the shares of Common Stock beneficially owned by Mr. Weise. The business address of Mr. Weise is The Colonnade, 5500 Wayzata Blvd., Suite 145, Golden Valley, MN 55416. Mr. Weise is principally engaged in banking and investment management.

          This statement is filed by Mr. Pihlstrom, an individual, with respect to the shares of Common Stock beneficially owned by him. The business address of Mr. Pihlstrom is The Colonnade, 5500 Wayzata Blvd., Suite 145, Golden Valley, MN 55416. Mr. Pihlstrom is principally self-employed as an attorney.

CUSIP No. 949759104                                          Page 10 of 27 Pages


         (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) All of the individuals who are members of the Group are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

          The aggregate of Common Stock held by the Group is 103,910 shares, acquired at an aggregate cost of $1,375,853.

          The amount of funds expended to date by Financial Edge Fund to acquire the 66,720 shares of Common Stock it holds in its name is $919,191. Such funds were provided in part from Financial Edge Fund's available capital and, from time to time, in part by margin account loans from subsidiaries of The Bear Stearns Companies, Inc. ("Bear Stearns"), extended in the ordinary course of business.

          The amount of funds expended to date by Financial Edge Strategic to acquire the 8,000 shares of Common Stock it holds in its name is $90,240. Such funds were provided in part from Financial Edge Strategic's available capital and, from time to time, in part by margin account loans from subsidiaries of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), extended in the ordinary course of business.

          The amount of funds expended to date by PL Capital to acquire the 29,090 shares of Common Stock held in its name is $364,697. Such funds were provided from PL Capital's working capital and, from time to time, in part by margin account loans from subsidiaries of McDonald Investments ("McDonald Investments"), extended in the ordinary course of business.

          The amount of funds expended to date by Mr. Pihlstrom to acquire the 100 shares of Common Stock he holds in his name is $1,725. Such funds were provided from Mr. Pihlstrom's personal funds.

          All purchases of Common Stock made by members of the Group using funds borrowed from Bear Stearns, DLJ and McDonald Investments, if any, were made in margin transactions on those firms' usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

CUSIP No. 949759104                                          Page 11 of 27 Pages


Item 4. Purpose of Transaction

          The purpose of the acquisition of the shares of Common Stock by members of the Group is to profit from appreciation in the market price of the Common Stock through the assertion of stockholder rights and influencing the policies of Wells Financial. The Group expects to actively assert stockholder rights, in the manner described below, with the intent to influence the policies of the Company.

          The Original 13D contains detail regarding certain activities previously undertaken by the Group as previously constituted. These activities include indications of interest (by former and current members of the Group) to acquire Wells Financial and how those indications of interest were rejected by Wells Financial on several occasions during mid- and late 2000.

          The Group is also aware that during late 2000 the Board of Directors of Wells Financial rejected a separate indication of interest from an out-of-state financial institution.

          The Group believes that the Board of Wells Financial should not have rejected these indications of interest and that Wells Financial's stockholders should have been given an opportunity to decide for themselves whether to accept any offers to acquire Wells.

          On December 18, 2000, Mr. Palmer sent a letter to Wells Financial demanding, among other things, the stockholder list of the Company. A copy of that letter is attached as Exhibit 2. On January 4, 2001, the Company provided PL Capital with the stockholder list and certain other requested items, including the minutes of the Board of Directors of the Company for the past three years. A copy of that letter is attached as Exhibit 3. By letter dated February 8, 2001, PL Capital's counsel requested certain additional stockholder list information. A copy of that letter is attached as Exhibit 4. PL Capital and Mr. Pihlstrom are currently evaluating such information with respect to pursuing a possible solicitation of proxies at the Company's upcoming 2001 Annual Meeting.

          In a letter dated February 14, 2001, PL Capital submitted to the Company a notice of intent to nominate Mr. Gary Pihlstrom for election to the Company's Board of Directors at the 2001 Annual Meeting of Stockholders of the Company. Additionally, the letter announced the notice of intent to submit a stockholder proposal to the vote of the Company's stockholders. A copy of that letter is attached as Exhibit 5. While the stockholder proposal, if approved by the stockholders, would not bind the Board of Directors to any course of action, it would express the wishes of the stockholders that the Board of Directors undertake a particular course of action in order to maximize stockholder value. The stockholder proposal is to be (or to be substantially similar to):

                    RESOLVED, that stockholders of Wells Financial hereby inform the Board of Directors of Wells Financial that: (1) the management and Board of Wells Financial should solicit offers to acquire, or merge with, Wells Financial, from all potentially interested parties, in a fair and open process; (2) the Company should publicly disclose to stockholders the results of that process, and

CUSIP No. 949759104                                          Page 12 of 27 Pages


          (3) the stockholders of Wells Financial should be presented with an opportunity to vote on the definitive offer with the highest value, regardless of whether Wells Board or management feels such offer is sufficient.

          Members of the Group also plan to contact certain of the Company's stockholders to discuss their views regarding the Company and its performance and corporate governance.

          Members of the Group may make further purchases of shares of Common Stock. Members of the Group may dispose of any or all the shares of Common Stock held by them, although they have no current intention to do so. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item (4) of Schedule 13D. Members of the Group reserve the right, at any time and from time to time, to review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Company

          The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 1,254,332, reported as the number of outstanding shares as of November 6, 2000, on a Form 10-Q dated November 6, 2000 and as of December 31, 2000 in a press release dated January 16, 2001. Except as noted below, all purchases and sales of Common Stock reported herein were made in open market transactions on the Nasdaq National Market System.

(A)  Financial Edge Fund

     (a)-(b) See cover page.

     (c) Financial Edge Fund has not made any transactions in the Common Stock since the last 13D filing.

     (d) Because they are the Managing Members of PL Capital, which is the general partner of Financial Edge Fund, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Fund with regard to those shares of Common Stock.

(B)  Financial Edge Strategic

     (a)-(b) See cover page.

     (c) Financial Edge Strategic has made no transactions in the Common Stock in the last 60 days.

CUSIP No. 949759104                                          Page 13 of 27 Pages


     (d) Because they are the Managing Members of PL Capital, which is the general partner of Financial Edge Strategic, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)  PL Capital

     (a)-(b) See cover page.

     (c) PL Capital has made no transactions in the Common Stock in the last 60 days.

     (d) Because they are the Managing Members of PL Capital, which is the general partner of Financial Edge Fund, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital, including the voting and disposition of shares of Common Stock held in the name of PL Capital.

(D)  Mr. John Palmer

     (a)-(b) See cover page.

     (c)  Mr. Palmer has made no transactions in the Common Stock directly.

(E)  Mr. Richard Lashley

     (a)-(b) See cover page.

     (c)  Mr. Lashley has made no purchases of Common Stock directly.

(F)  Mr. Gary D. Pihlstrom

     (a)-(b) See cover page.

     (c) Mr. Pihlstrom has made the following transactions in the Common Stock in the last 60 days:

--------------------------------------------------------------------------------
        Date         Number of Shares       Price Per Share       Total Cost($)
--------------------------------------------------------------------------------
      2/13/01             100                    17.25                1,725
--------------------------------------------------------------------------------

(G)  Mr. Kurt R. Weise

     (a)-(b) See cover page.

CUSIP No. 949759104                                          Page 14 of 27 Pages


     (c) Mr. Weise has not made any transactions in the Common Stock since the last 13D filing.

         (d)      N/A.

         (e) On February 13, 2001, Mr. Weise ceased to be a member of the Group and individually beneficially owns less than 5% of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

          Other than the Joint Filing Agreement filed as Exhibit 1 to this filing, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits, as described below. With respect to shares of Common stock held by the Financial Edge Fund and Financial Edge Strategic, PL Capital is entitled to
(1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

Item 7. Material to be Filed as Exhibits

  No.  Description
  --   -----------
  1    Joint Filing Agreement
  2    Letter dated December 18, 2000 from PL Capital to Wells Financial*
  3    Letter dated January 4, 2001 from Wells Financial to PL Capital*
  4    Letter dated February 8, 2001 from Phillip M. Goldberg to Wells Financial
  5    Letter dated February 14, 2001 from PL Capital to Wells Financial

*Filed as part of the Original 13D.

CUSIP No. 949759104                                          Page 15 of 27 Pages


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2001

                                      FINANCIAL EDGE FUND, L.P.

                                      By: PL CAPITAL, LLC
                                          General Partner

                                      By:   /s/ John Palmer  /s/ Richard Lashley
                                            John Palmer      Richard Lashley
                                            Managing Member  Managing Member


                                      FINANCIAL EDGE-STRATEGIC FUND, L.P.

                                      By: PL CAPITAL, LLC
                                          General Partner

                                      By:   /s/ John Palmer  /s/ Richard Lashley
                                            John Palmer      Richard Lashley
                                            Managing Member  Managing Member


                                      PL CAPITAL, LLC

                                      By:   /s/ John Palmer  /s/ Richard Lashley
                                            John Palmer      Richard Lashley
                                            Managing Member  Managing Member

By:  /s/ John Palmer
     John Palmer

By:  /s/ Richard Lashley
     Richard Lashley

By:  /s/ Gary D. Pihlstrom
     Gary D. Pihlstrom

By:  /s/ Kurt R. Weise
     Kurt R. Weise